UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2021 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2021 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 15, 2021. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2021 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2021 filed in Japan on June 29, 2021. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2021 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in October 2021. These risk events include risk events of general applicability.

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that included remedial terms and conditions that were substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In July 2021, the OCC terminated the November 2017 consent order pertaining to MUFG Bank’s compliance with OFAC sanctions requirements.

In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent order.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

22.	Risks relating to the sale of MUFG Union Bank, N.A.

MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced on September 21, 2021 that we agreed with U.S. Bancorp (USB) to the sale of all shares in MUFG Union Bank, N.A. (MUB), MUFG’s subsidiary owned through MUFG Americas Holdings, and have entered into a Share Purchase Agreement.

Although the transfer of the MUB shares (the Share Transfer) is expected to be effective in the first half of calendar year 2022, the completion of the Share Transfer is subject to certain conditions precedent, including the approval from relevant regulators. If these conditions precedent are not satisfied or if there is any unexpected delay in satisfaction of these conditions precedent, the Share Transfer may not be completed as we currently expect.

The MUB businesses that MUFG will transfer to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are planned to be transferred to MUFG Bank’s U.S. branches or affiliates prior to the Share Transfer. In addition, both MUFG and USB plan to enter into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) with an aim for both companies to be able to collaborate to smoothly continue MUB’s current customer transactions by MUB and/or MUFG Bank even after the Transaction and to provide even higher quality financial services. These planned business transfer and provision of services under the TSA and the RTSA are expected to require implementation of multiple complex measures in a short period of time and, especially with respect to systems, require, among other things, provision of assistance to USB in integrating certain systems and preparation for sharing certain systems with USB. These requirements are expected to impose various burdens on the MUFG Group. Such burdens on the MUFG Group may be greater than currently expected due to unanticipated future developments.

If the Share Transfer is not completed as planned by MUFG, including for any of the reasons described above, or if our actual costs and other requirements in connection with the Share Transfer exceed our current expectations, our business strategies, financial condition and results of operations may be adversely affected.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2021

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Cash flows from operating activities:
Profits before income taxes	572,619	1,055,941
Depreciation and amortization	166,795	169,579
Impairment losses	17,489	21,484
Amortization of goodwill	8,209	8,896
Equity in losses (gains) of equity method investees	(153,190)	(218,377)
Increase (decrease) in allowance for credit losses	109,228	(126,418)
Increase (decrease) in reserve for bonuses	(22,234)	(21,967)
Increase (decrease) in reserve for bonuses to directors	(509)	(874)
Increase (decrease) in reserve for stock payment	(1,919)	(3,499)
Decrease (increase) in net defined benefit assets	(34,824)	(48,071)
Increase (decrease) in net defined benefit liabilities	2,065	2,766
Increase (decrease) in reserve for retirement benefits to directors	(265)	(110)
Increase (decrease) in reserve for loyalty award credits	1,770	895
Increase (decrease) in reserve for contingent losses	(12,432)	(18,626)
Interest income recognized on statement of income	(1,438,090)	(1,260,434)
Interest expenses recognized on statement of income	471,680	268,052
Losses (gains) on securities	(233,536)	(229,957)
Losses (gains) on money held in trust	27,036	341
Foreign exchange losses (gains)	588,757	(170,452)
Losses (gains) on sales of fixed assets	(9,188)	(12,840)
Net decrease (increase) in trading assets	(1,465,415)	1,195,049
Net increase (decrease) in trading liabilities	299,873	(2,072,843)
Adjustment of unsettled trading accounts	1,074,657	338,816
Net decrease (increase) in loans and bills discounted	185,608	3,589,364
Net increase (decrease) in deposits	14,570,028	(266,912)
Net increase (decrease) in negotiable certificates of deposit	285,387	835,836
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	4,724,428	(1,057,360)
Net decrease (increase) in call loans and bills bought and others	9,945,377	2,371,538
Net decrease (increase) in receivables under securities borrowing transactions	208,538	39,549
Net increase (decrease) in call money and bills sold and others	(4,676,691)	237,981
Net increase (decrease) in commercial papers	(268,573)	(247,504)
Net increase (decrease) in payables under securities lending transactions	(197,297)	(20,023)
Net decrease (increase) in foreign exchanges (assets)	22,192	25,988
Net increase (decrease) in foreign exchanges (liabilities)	(325,644)	(142,727)
Net increase (decrease) in short-term bonds payable	(223,995)	(13,997)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	234,843	216,155
Net increase (decrease) in due to trust accounts	(82,503)	(531,577)
Interest income (cash basis)	1,519,898	1,295,774
Interest expenses (cash basis)	(515,879)	(275,786)
Others	(248,108)	421,324

Sub-total	25,126,185	5,354,972

Income taxes	(94,554)	(136,690)
Refund of income taxes	89,198	35,591

Net cash provided by (used in) operating activities	25,120,829	5,253,874

	(in millions of yen)
	For the six months ended September 30, 2020	For the six months ended September 30, 2021
Cash flows from investing activities:
Purchases of securities	(53,348,734)	(53,498,281)
Proceeds from sales of securities	23,966,758	37,451,905
Proceeds from redemption of securities	20,185,855	12,688,923
Payments for increase in money held in trust	(522,884)	(506,437)
Proceeds from decrease in money held in trust	414,270	482,635
Purchases of tangible fixed assets	(55,546)	(49,118)
Purchases of intangible fixed assets	(128,417)	(140,866)
Proceeds from sales of tangible fixed assets	19,243	51,639
Proceeds from sales of intangible fixed assets	6	374
Payments for acquisition of businesses	(520)	—
Proceeds from transfer of businesses	—	6,081
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(20,285)	—
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,814
Others	(945)	(1,099)

Net cash provided by (used in) investing activities	(9,491,200)	(3,511,428)

Cash flows from financing activities:
Repayments of subordinated borrowings	(16,000)	—
Proceeds from issuance of subordinated bonds payable and bonds with warrants	212,000	149,445
Payments for redemption of subordinated bonds payable and bonds with warrants	(252,386)	(398,187)
Proceeds from issuance of common stock to non-controlling shareholders	1,662	2,132
Repayments to non-controlling shareholders	(23)	—
Dividends paid by MUFG	(160,875)	(160,818)
Dividends paid by subsidiaries to non-controlling shareholders	(10,328)	(15,101)
Purchases of treasury stock	(4)	(8,505)
Proceeds from sales of treasury stock	2,125	5,393
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	—	(43)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	3,275	—

Net cash provided by (used in) financing activities	(220,555)	(425,684)

Effect of foreign exchange rate changes on cash and cash equivalents	(227,301)	293,032

Net increase (decrease) in cash and cash equivalents	15,181,771	1,609,794

Cash and cash equivalents at the beginning of the period	78,335,634	102,980,711

Decrease in cash and cash equivalents resulting from absorption via corporate separation	—	(30)

Cash and cash equivalents at the end of the period	93,517,405	104,590,474

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2021

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 250

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2021

Mitsubishi UFJ Capital 8, Limited Partnership and two other companies were newly included in the scope of consolidation due to new establishment.

PT U Finance Indonesia and ten other companies were excluded from the scope of consolidation due to the sale of shares or other reasons.

(2)	Non-consolidated subsidiaries:

ACOM	(M) SDN. BHD.

ACOM (M) SDN. BHD. was excluded from the scope of consolidation due to its insignificance in light of its assets, ordinary income, net income (to the extent of MUFG’s equity position) and retained earnings (to the extent of MUFG’s equity position) and other factors. Its exclusion from the scope of consolidation would not impede reasonable judgment as to the financial condition or performance of the MUFG group.

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

A&M Drug Development, LLC

OiDE BetaRevive, Inc.

ARM Drug Development G.K.

OiDE OptoEye,Inc.

HISHOH Biopharma Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 53

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2021

Cotra Ltd. and one other company were newly included in the scope of application of the equity method due to new establishment.

Southern California Business Development Corporation was excluded from the scope of application of the equity method due to liquidation.

In addition, Hitachi Capital Corporation was excluded from the scope of application of the equity method due to an absorption-type merger with Mitsubishi UFJ Lease & Finance Company Limited.

Mitsubishi UFJ Lease & Finance Company Limited changed its company name to Mitsubishi HC Capital Inc. as of April 1, 2021.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method:

ACOM (M) SDN. BHD.

ACOM (M) SDN. BHD. was excluded from the scope of application of the equity method due to its insignificance in light of its net income (to the extent of MUFG’s equity position) and retained earnings (to the extent of MUFG’s equity position) and other factors. Its exclusion from the scope of application of the equity method would not have a material effect on the semi-annual consolidated financial statements.

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

AKITAYA Co., Ltd.

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc.

HuLa immune Inc.

Verification Technology, Inc.

DT Axis, Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of the consolidated subsidiaries were as follows:

The end of February:	1 subsidiary
The end of April:	1 subsidiary
The end of June:	169 subsidiaries
The end of September:	77 subsidiaries
The end of October:	1 subsidiary
The end of December:	1 subsidiary

(2)	A subsidiary whose semi-annual balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

A subsidiary whose semi-annual balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

A subsidiary whose semi-annual balance sheet date is the end of October was consolidated based on its preliminary financial statements as of the end of June.

A subsidiary whose semi-annual balance sheet date is the end of December was consolidated based on its preliminary financial statements as of the end of June.

The remaining subsidiaries were consolidated based on their financial statements as of their respective semi-annual balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the semi-annual balance sheet dates of the relevant subsidiaries and the semi-annual consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date. With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded by allocating the estimated annual depreciation amount evenly to each reporting period. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥278,747 million as of September 30, 2021 (¥298,281 million as of March 31, 2021).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the COVID-19 pandemic are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(Estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥5,148 million for the six months ended September 30, 2021 (¥30,846 million for the fiscal year ended March 31, 2021).

In addition, certain overseas subsidiaries which apply U.S. GAAP have adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2021 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2021 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for a transaction is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial and financing advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based on the balance of assets under management. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (October 8, 2020), and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(22)	Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

(23)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24.

(24)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), are applied from the beginning of the six months ended September 30, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the six months ended September 30, 2021 was recognized as adjustments to retained earnings at the beginning of the six months ended September 30, 2021, and the new accounting policy is applied from the beginning of the six months ended September 30, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the six months ended September 30, 2021.

As a result, at the beginning of the six months ended September 30, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits, profits before income taxes and per share information for the six months ended September 30, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 89-3 of the Accounting Standard for Revenue Recognition, information on breakdowns of revenues from contracts with customers for the six months ended September 30, 2020 is not disclosed.

(Changes in Presentation of Financial Information)

From the beginning of the six months ended September 30, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No.30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the six months ended September 30, 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the six months ended September 30, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥107,688 million and general and administrative expenses of ¥1,374,768 million previously presented in the consolidated statement of income for the six months ended September 30, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥142,852 million and general and administrative expenses of ¥1,339,604 million.

(Additional Information)

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the third quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended June 30, 2021 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ended December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries will record gains of approximately ¥30 billion in total for the quarter ended September 30, 2021. The estimate includes gains on reversal of allowance for credit losses related to the loans held for sale subject to valuation in accordance with Accounting Standards Codification (ASC) 310 “Receivables” released by the FASB, as MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, has entered into a Share Purchase Agreement with U.S. Bancorp (“USB”) to sell all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH. Further details of the planned sale are described in “17. Subsequent Events” below. The subsidiaries’ total gains will be reflected in MUFG’ s consolidated financial statements as of and for the quarter ending December 31, 2021.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2021	September 30, 2021
Equity securities in affiliates	¥2,734,165	¥3,040,518
Other capital investments in affiliates	29,239	28,901

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Investments in jointly controlled companies	¥36,320	¥4,958

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2021	September 30, 2021
Securities loaned under unsecured securities lending transactions	¥49,430	¥20,094

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2021	September 30, 2021
Securities re-pledged	¥17,327,289	¥15,803,318
Securities re-loaned	1,518,005	1,472,884
Securities held without disposition	5,751,240	4,892,986

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2021	September 30, 2021
Bills discounted (face value)	¥1,156,955	¥1,019,824

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2021	September 30, 2021
Foreign currency bills re-discounted (face value)	¥5,238	¥5,875

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2021	September 30, 2021
Loans to bankrupt borrowers	¥47,013	¥47,396
Non-accrual delinquent loans	847,073	827,443

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Articles 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payments of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2021	September 30, 2021
Accruing loans contractually past due 3 months or more	¥26,090	¥16,298

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2021	September 30, 2021
Restructured loans	¥420,857	¥413,725

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of assisting borrowers in improving their financial condition, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2021	September 30, 2021
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,341,034	¥1,304,864

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2021 and September 30, 2021 were as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Assets pledged as collateral:
Cash and due from banks	¥3,940	¥3,888
Trading assets	337,572	278,161
Securities	16,740,970	15,925,064
Loans and bills discounted	12,107,017	12,095,873
Other assets	5,203	5,349
Tangible fixed assets	5,221	5,074

Total	¥29,199,925	¥28,313,412

Relevant liabilities to above assets:
Deposits	¥472,244	¥552,917
Trading liabilities	19,360	16,819
Borrowed money	28,698,014	27,703,524
Bonds payable	59,620	43,480
Other liabilities	7,445	9,738

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Monetary claims bought	¥27,441	¥27,761
Trading assets	1,757,709	1,997,968
Securities	13,659,016	14,019,772
Loans and bills discounted	5,373,937	5,226,797

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2021 and September 30, 2021:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Trading assets	¥2,328,320	¥2,464,159
Securities	6,223,880	8,655,192

Total	¥8,552,201	¥11,119,352

Relevant liabilities to above assets:
Payables under repurchase agreements	¥8,035,898	¥10,557,998
Payables under securities lending transactions	162,559	82,906

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2021 and September 30, 2021:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Trading assets	¥3,612,051	¥3,692,200
Securities	948,493	—

Total	¥4,560,544	¥3,692,200

VIII.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2021	September 30, 2021
Non-recourse debt
Borrowed money	¥2,100	¥2,100
Bonds payable	3,714	6,386
Relevant assets to above non-recourse debt:
Cash and due from banks	¥474	¥641
Investment securities	—	4,739
Loans and bills discounted	20,000	20,000
Other assets	154	200
Tangible fixed assets	5,221	5,074

The above table includes certain assets reported in the immediately preceding Item VII.

IX.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2021 and September 30, 2021 was as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Unused overdraft facilities and commitment lines of credit	¥91,174,733	¥89,659,294

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

X.	The amount of assets that belonged to the declaration of trust for which a domestic trust banking subsidiary was the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Loans and bills discounted	¥490,744	¥457,350

XI.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

XII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2021	September 30, 2021
Accumulated depreciation on tangible fixed assets	¥1,156,029	¥1,128,603

XIII.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2021	September 30, 2021
Subordinated borrowings	¥259,500	¥259,500

XIV.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2021	September 30, 2021
Subordinated bonds	¥4,291,810	¥4,040,366

XV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2021	September 30, 2021
Principal-guaranteed money trusts	¥7,827,463	¥7,044,826

XVI.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2021	September 30, 2021
Guarantee obligations for private placement bonds	¥268,057	¥245,837

XVII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3. Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Equity in earnings of the equity method investees	¥153,190	¥218,377
Gains on sales of equity securities	67,191	145,337
Gains on loans written-off	30,894	41,760

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Personnel expenses	¥631,199	¥624,102
Depreciation and amortization	166,795	169,579

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Write-offs of loans	¥87,852	¥68,856
Outsourcing expenses of consolidated subsidiaries’ operating information services	13,614	14,899
Provision for allowance for credit losses	201,989	—

4.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2020

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2020	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2020	Note
Issued shares:
Common stock	13,581,995	—	—	13,581,995

Total	13,581,995	—	—	13,581,995

Treasury stock:
Common stock	741,363	11	4,035	737,339	(Notes 1 and 2)

Total	741,363	11	4,035	737,339

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 11 thousand shares was due to the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 4,035 thousand shares was due to the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock as of April 1, 2020 and September 30, 2020 includes 31,064 thousand shares and 27,031 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2020, the number of shares held by the BIP trust decreased by 4,033 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2020

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020

(Note)	The total dividend amount includes ¥388 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2020

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2020	Common stock	160,918	Retained earnings	12.5	September 30, 2020	December 7, 2020

(Note)	The total dividend amount includes ¥337 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2021

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2021	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2021	Note
Issued shares:
Common stock	13,581,995	—	—	13,581,995

Total	13,581,995	—	—	13,581,995

Treasury stock:
Common stock	737,192	13,409	8,717	741,884	(Notes 1 and 2)

Total	737,192	13,409	8,717	741,884

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 13,409 thousand shares was due to the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 8,717 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock as of April 1, 2021 and September 30, 2021 includes 27,002 thousand shares and 31,668 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2021, the number of shares held by the BIP trust increased by 13,381 thousand shares and decreased by 8,715 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2021

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021

(Note)	The total dividend amount includes ¥337 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2021

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 15, 2021	Common stock	173,791	Retained earnings	13.5	September 30, 2021	December 6, 2021

(Note)	The total dividend amount includes ¥427 million of dividends on the treasury shares held by the BIP trust.

5.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

6.	Leases

Operating leases

I.	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2021 and September 30, 2021 were as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Due within one year	¥47,170	¥42,506
Due after one year	126,671	118,919

Total	¥173,841	¥161,425

(Note) The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

II.	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2021 and September 30, 2021 were as follows:

	(in millions of yen)
	March 31, 2021	September 30, 2021
Due within one year	¥6,936	¥4,912
Due after one year	25,972	30,455

Total	¥32,908	¥35,367

7.	Financial Instruments

I.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts and stocks with no market price, etc. for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019, “Guidance for Application of Fair Value Measurement”), and investments in partnerships and others for which transitional measures are applied in accordance with Paragraph 27 of the Guidance for Application of Fair Value Measurement. (See Note (*2) to each of the tables in (1) and (Note 3) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	1,245,990	279,561	1,525,551
Trading assets (*2)	7,350,626	4,381,559	60,127	11,792,313
Money held in trust(Trading purpose / Other)	—	1,189,564	3,015	1,192,580
Securities (Available-for-sale securities)	47,871,133	19,240,770	430,361	67,542,265
Domestic equity securities	5,188,975	27,410	—	5,216,386
Government bonds	32,073,409	271,300	—	32,344,709
Municipal bonds	—	3,731,515	—	3,731,515
Short-term corporate bonds	—	564,097	—	564,097
Corporate bonds	—	3,911,889	57	3,911,947
Foreign equity securities	85,064	903	56	86,025
Foreign bonds	10,518,815	10,601,532	116,351	21,236,699
Other securities (*2)	4,868	132,119	313,895	450,883

Total assets	55,221,759	26,057,885	773,066	82,052,711

Trading liabilities (*2)	5,447,473	82,488	—	5,529,962
Borrowed money (FVO) (*3)	—	276,788	—	276,788
Bonds payable (FVO) (*3)	—	194,560	24,844	219,405

Total liabilities	5,447,473	553,837	24,844	6,026,155

Derivatives (*4) (*5) (*6)	(19,470)	381,463	86,167	448,160
Interest rate-related derivatives	(796)	490,815	50,231	540,249
Currency-related derivatives	(48)	(108,078)	8,116	(100,011)
Equity-related derivatives	(20,770)	18,698	12,960	10,889
Bond-related derivatives	2,145	(16,812)	14,312	(355)
Commodity-related derivatives	—	(0)	(62)	(62)
Credit-related derivatives	—	(3,158)	(62)	(3,220)
Other derivatives	—	—	672	672

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,525,551 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥4,560,086 million and financial liabilities of ¥145,293 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(321,373) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions and interest rate futures transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

As of September 30, 2021

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	1,393,547	190,800	1,584,347
Trading assets (*2)	7,652,681	4,473,019	55,009	12,180,710
Money held in trust(Trading purpose / Other)	—	1,209,696	8,891	1,218,588
Securities (Available-for-sale securities)	49,419,902	22,652,134	420,270	72,492,306
Domestic equity securities	5,334,108	33,487	—	5,367,595
Government bonds	32,188,384	1,095,734	—	33,284,118
Municipal bonds	—	4,016,071	—	4,016,071
Short-term corporate bonds	—	872,120	—	872,120
Corporate bonds	—	3,859,731	2,586	3,862,317
Foreign equity securities	107,148	908	60	108,117
Foreign bonds	11,777,413	12,628,962	99,280	24,505,656
Other securities (*2)	12,847	145,118	318,342	476,309

Total assets	57,072,583	29,728,397	674,971	87,475,953

Trading liabilities (*2)	5,124,360	110,605	—	5,234,966
Borrowed money (FVO) (*3)	—	225,254	—	225,254
Bonds payable (FVO) (*3)	—	278,571	30,451	309,022

Total liabilities	5,124,360	614,431	30,451	5,769,243

Derivatives (*4) (*5) (*6)	(9,569)	571,023	73,795	635,249
Interest rate-related derivatives	1,780	389,387	28,677	419,846
Currency-related derivatives	1,155	210,448	2,944	214,548
Equity-related derivatives	(13,612)	(10,481)	13,776	(10,317)
Bond-related derivatives	1,106	(15,411)	28,118	13,813
Commodity-related derivatives	—	—	(52)	(52)
Credit-related derivatives	—	(2,919)	13	(2,906)
Other derivatives	—	—	317	317

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,584,347 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥4,380,632 million and financial liabilities of ¥30,450 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(111,172) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions and interest rate futures transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2021

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,444,134	4,444,134	4,457,324	(13,189)
Money held in trust (other / held to maturity)	—	90,303	—	90,303	90,598	(295)
Securities (held to maturity)	1,123,480	779,560	—	1,903,040	1,857,104	45,935
Government bonds	1,123,480	—	—	1,123,480	1,100,447	23,032
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	—	779,560	—	779,560	756,657	22,902
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	264,506	107,108,922	107,373,428	106,233,590	1,139,838

Total assets	1,123,480	1,134,370	111,553,057	113,810,907	112,638,618	1,172,289

Deposits	—	211,551,672	—	211,551,672	211,521,257	30,415
Negotiable certificates of deposit	—	8,101,001	—	8,101,001	8,099,119	1,882
Borrowed money	—	30,775,278	—	30,775,278	30,833,677	(58,399)
Bonds payable (*3)	—	13,073,206	—	13,073,206	12,689,100	384,106

Total liabilities	—	263,501,159	—	263,501,159	263,143,154	358,004

(*1)	Monetary claims bought include securitized products, etc. of ¥2,044,691 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥949,478 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

As of September 30, 2021

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,551,312	4,551,312	4,539,363	11,949
Money held in trust (other / held to maturity)	—	82,523	—	82,523	82,588	(65)
Securities (held to maturity)	1,119,500	866,750	—	1,986,250	1,958,373	27,876
Government bonds	1,119,500	—	—	1,119,500	1,100,383	19,116
Municipal bonds	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	—	866,750	—	866,750	857,990	8,760
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	266,627	104,216,485	104,483,112	103,416,514	1,066,597

Total assets	1,119,500	1,215,900	108,767,797	111,103,198	109,996,840	1,106,358

Deposits	—	212,296,425	—	212,296,425	212,274,571	21,854
Negotiable certificates of deposit	—	8,946,741	—	8,946,741	8,945,312	1,429
Borrowed money	—	29,844,044	—	29,844,044	29,895,789	(51,744)
Bonds payable (*3)	—	13,012,103	—	13,012,103	12,611,851	400,252

Total liabilities	—	264,099,314	—	264,099,314	263,727,523	371,791

(*1)	Monetary claims bought include securitized products, etc. of ¥2,171,222 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥850,202 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, September 29, 2020) applies are accounted for under the standard.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flows, which are estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past. These Japanese government bonds are classified into Level 2.

The fair value of investment trusts is determined based on the publicly available price and these investment trusts are not classified into any fair value hierarchy as a result of applying the transitional measures in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG’s or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of borrowed money qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG’s or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheets at fair value and classified in Level 3

(1)	Quantitative information on significant unobservable inputs

As of March 31, 2021

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	1.3%~1.5%	1.3%
		Prepayment rate	18.3%	18.3%
		Probability of default	0.0%~83.7%	—
		Recovery rate	57.4%	57.4%
Securities
Foreign bonds	Return on equity method	Probability of default	0.0%~8.0%	0.3%
		Recovery rate	35.0%~90.0%	76.7%
		Market-required return on capital	8.0%~10.0%	9.9%
Other	Discounted cash flow	Liquidity premium	0.9%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~61.9%	—
		Correlation between interest rate and foreign exchange rate	15.1%~60.0%	—
		Volatility	0.0%~100.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	10.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	9.4%~22.1%	—
Equity-related derivatives	Option model	Volatility	21.5%~39.9%	—
		Correlation between interest rate and equity	38.9%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	9.0%~95.0%	—
	Discounted cash flow	Term of litigation	0.1~14.0months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

As of September 30, 2021

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	0.6%~0.9%	0.9%
		Prepayment rate	24.2%	24.2%
		Probability of default	0.0%~85.8%	—
		Recovery rate	60.0%	60.0%
Securities
Foreign bonds	Return on equity method	Probability of default	0.0%~4.1%	0.3%
		Recovery rate	55.0%~90.0%	79.6%
		Market-required return on capital	8.0%~10.0%	9.9%
Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~65.4%	—
		Correlation between interest rate and foreign exchange rate	16.5%~60.0%	—
		Volatility	13.0%~100.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	9.3%~22.5%	—
Equity-related derivatives	Option model	Volatility	22.9%~35.4%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	9.7%~95.0%	—
	Discounted cash flow	Term of litigation	1.0~15.0months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (losses)

For the fiscal year ended March 31, 2021

							(in millions of yen)
Category	March 31, 2020	Included in earnings (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2021	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2021 (*1)
Monetary claims bought	389,185	1,771	3,469	(114,864)	—	—	279,561	6,366
Trading assets	18,658	7,234	0	34,455	2	(222)	60,127	6,578
Monetary held in trust (Trading purpose / Other)	1,129	(7)	(23)	1,917	—	—	3,015	(7)
Securities (Available-for- sale securities)	335,718	3,491	(5,757)	105,954	70	(9,114)	430,361	3,489
Corporate bonds	9,151	(2)	(0)	(46)	70	(9,114)	57	(3)
Foreign equity securities	212	0	5	(162)	—	—	56	0
Foreign bonds	123,961	(3)	(5,582)	(2,024)	—	—	116,351	(3)
Other securities	202,393	3,496	(180)	108,186	—	—	313,895	3,496

Total assets	744,690	12,489	(2,311)	27,462	72	(9,337)	773,066	16,427

Bonds payable (FVO)	31,222	3,382	(606)	(1,699)	5,459	(12,914)	24,844	(1,531)

Total liabilities	31,222	3,382	(606)	(1,699)	5,459	(12,914)	24,844	(1,531)

Derivatives (*5)	34,704	70,288	(177)	4,523	(19,960)	(3,210)	86,167	68,426
Interest rate-related derivatives	13,495	54,853	(65)	15,590	(31,188)	(2,454)	50,231	57,158
Currency-related derivatives	5,887	4,175	(88)	(312)	(1,479)	(66)	8,116	3,870
Equity-related derivatives	10,106	12,029	(24)	(21,168)	12,707	(690)	12,960	7,291
Bond-related derivatives	3,196	833	—	10,282	—	—	14,312	781
Commodity-related derivatives	(65)	1	1	(0)	—	—	(62)	1
Credit-related derivatives	1,379	(1,630)	(0)	188	—	—	(62)	(707)
Other derivatives	704	25	—	(57)	—	—	672	31

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 resulted from the lack of observable market data due to a decrease in market activity for derivatives. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of private placement bonds guaranteed by MUFG Bank. Transfers into Level 2 from Level 3 for bonds payable (FVO) were due principally to changes in the impact of significant unobservable inputs. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the six months ended September 30, 2021

							(in millions of yen)
Category	March 31, 2021	Included in earnings (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*3)	September 30, 2021	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2021 (*1)
Monetary claims bought	279,561	1,447	2,357	(92,566)	—	—	190,800	2,541
Trading assets	60,127	665	—	(6,230)	659	(212)	55,009	284
Monetary held in trust (Trading purpose / Other)	3,015	32	(188)	6,032	—	—	8,891	32
Securities (Available-for- sale securities)	430,361	3,042	8,466	(24,453)	2,854	—	420,270	3,041
Corporate bonds	57	1	(270)	(57)	2,854	—	2,586	—
Foreign equity securities	56	0	3	—	—	—	60	0
Foreign bonds	116,351	6	7,343	(24,420)	—	—	99,280	6
Other securities	313,895	3,034	1,389	23	—	—	318,342	3,034

Total assets	773,066	5,188	10,635	(117,219)	3,513	(212)	674,971	5,900

Bonds payable (FVO)	24,844	478	2,285	3,728	7,117	(8,002)	30,451	185

Total liabilities	24,844	478	2,285	3,728	7,117	(8,002)	30,451	185

Derivatives (*4)	86,167	(21,049)	1,112	13,136	453	(6,023)	73,795	(17,999)
Interest rate-related derivatives	50,231	(31,623)	652	7,962	924	530	28,677	(31,071)
Currency-related derivatives	8,116	212	119	822	(470)	(5,857)	2,944	278
Equity-related derivatives	12,960	9,307	345	(8,138)	—	(697)	13,776	11,726
Bond-related derivatives	14,312	1,055	—	12,750	—	—	28,118	1,063
Commodity-related derivatives	(62)	16	(5)	(0)	—	—	(52)	16
Credit-related derivatives	(62)	(19)	—	94	—	—	13	(19)
Other derivatives	672	0	—	(355)	—	—	317	6

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 or into Level 2 from Level 3 resulted from the lack (availability) of observable inputs for valuation of derivatives embedded in bonds payable (FVO) or an increase (decrease) in the impact of significant unobservable inputs. These transfers were made at the beginning of the fiscal year.

(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in the fair value of a financial asset.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rates would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in a significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

The following table sets forth the amounts of equity securities with no market price and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2021	September 30, 2021
Equity securities with no quoted market price available (*1) (*3)	¥270,297	¥279,250
Investments in partnerships and others (*2) (*3)	190,649	240,023

(*1)

Equity securities with no market price include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments.”

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 27 of the Guidance for Application of Fair Value Measurement.

(*3)

An impairment loss of ¥7,098 million and ¥3,642 million was recorded on unlisted equity securities and other investments for the fiscal years ended March 31, 2021 and for the six months ended September 30, 2021, respectively.

8.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2021
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,447	¥1,123,480	¥23,032
Government bonds	1,100,447	1,123,480	23,032
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,027,737	1,055,170	27,432
Foreign bonds	615,901	641,612	25,711
Other	411,836	413,557	1,721

Subtotal	¥2,128,184	¥2,178,650	¥50,465

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,775,579	1,760,494	(15,085)
Foreign bonds	140,756	137,948	(2,808)
Other	1,634,823	1,622,546	(12,277)

Subtotal	¥1,775,579	¥1,760,494	¥(15,085)

Total	¥3,903,764	¥3,939,144	¥35,380

	(in millions of yen)
	September 30, 2021
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,383	¥1,119,500	¥19,116
Government bonds	1,100,383	1,119,500	19,116
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,412,416	2,446,574	34,157
Foreign bonds	508,440	526,879	18,439
Other	1,903,976	1,919,694	15,718

Subtotal	¥3,512,800	¥3,566,074	¥53,273

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	616,795	605,585	(11,210)
Foreign bonds	349,549	339,870	(9,679)
Other	267,246	265,714	(1,531)

Subtotal	¥616,795	¥605,585	¥(11,210)

Total	¥4,129,596	¥4,171,659	¥42,063

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2021
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,046,662	¥1,656,411	¥3,390,250
Domestic bonds	26,326,866	26,158,978	167,887
Government bonds	20,753,038	20,629,641	123,397
Municipal bonds	2,568,637	2,553,512	15,124
Short-term corporate bonds	448,081	448,050	31
Corporate bonds	2,557,108	2,527,774	29,334
Other securities	13,498,203	12,828,440	669,762
Foreign equity securities	68,554	47,450	21,104
Foreign bonds	9,546,542	9,168,543	377,998
Other	3,883,106	3,612,447	270,659

Subtotal	¥44,871,732	¥40,643,830	¥4,227,901

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥169,723	¥209,436	¥(39,712)
Domestic bonds	14,225,404	14,270,785	(45,381)
Government bonds	11,591,671	11,628,123	(36,452)
Municipal bonds	1,162,878	1,165,692	(2,814)
Short-term corporate bonds	116,015	116,020	(4)
Corporate bonds	1,354,838	1,360,947	(6,109)
Other securities	14,625,146	15,018,034	(392,888)
Foreign equity securities	17,470	17,472	(1)
Foreign bonds	11,690,157	11,965,154	(274,996)
Other	2,917,518	3,035,407	(117,889)

Subtotal	¥29,020,274	¥29,498,256	¥(477,981)

Total	¥73,892,007	¥70,142,087	¥3,749,919

(Note)	The total difference amount shown in the table above includes ¥161,847 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2021
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,209,350	¥1,622,070	¥3,587,279
Domestic bonds	14,977,652	14,838,569	139,082
Government bonds	8,823,804	8,728,757	95,047
Municipal bonds	2,872,631	2,857,418	15,213
Short-term corporate bonds	448,067	448,021	45
Corporate bonds	2,833,148	2,804,372	28,775
Other securities	12,257,933	11,688,032	569,900
Foreign equity securities	68,545	25,910	42,634
Foreign bonds	8,614,091	8,304,187	309,904
Other	3,575,296	3,357,934	217,361

Subtotal	¥32,444,935	¥28,148,672	¥4,296,263

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥158,245	¥199,998	¥(41,752)
Domestic bonds	27,056,975	27,078,041	(21,066)
Government bonds	24,460,313	24,476,827	(16,514)
Municipal bonds	1,143,439	1,145,045	(1,605)
Short-term corporate bonds	424,052	424,074	(21)
Corporate bonds	1,029,169	1,032,093	(2,923)
Other securities	18,901,012	19,256,938	(355,925)
Foreign equity securities	39,572	41,055	(1,483)
Foreign bonds	15,891,564	16,146,274	(254,709)
Other	2,969,875	3,069,608	(99,732)

Subtotal	¥46,116,233	¥46,534,978	¥(418,744)

Total	¥78,561,169	¥74,683,651	¥3,877,518

(Note)	The total difference amount shown in the table above includes ¥190,598 million revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2021 were ¥1,184 million consisting of ¥1,033 million on equity securities and ¥150 million on bonds and other securities.

Impairment losses on such securities for the six months ended September 30, 2021 were ¥1,618 million consisting of ¥1,581 million on equity securities and ¥37 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

9.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2021
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,098	¥42,519	¥420	¥420	¥—

	(in millions of yen)
	September 30, 2021
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,088	¥42,497	¥408	¥408	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2021
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,193,461	¥1,212,966	¥(19,504)	¥244	¥19,749

	(in millions of yen)
	September 30, 2021
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,210,864	¥1,236,539	¥(25,675)	¥191	¥25,866

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

10.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following :

As of March 31, 2021

(in millions of yen)
Net unrealized gains (losses)	¥3,561,035
Available-for-sale securities	3,587,271
Money held in trust not for trading purpose or being held to maturity	(19,504)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(6,731)
Deferred tax liabilities	(1,020,528)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,540,506
Non-controlling interests	(9,246)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	52,158

Total	¥2,583,417

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥161,847 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥213 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥587 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of September 30, 2021

(in millions of yen)
Net unrealized gains (losses)	¥3,665,682
Available-for-sale securities	3,696,571
Money held in trust not for trading purpose or being held to maturity	(25,675)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(5,212)
Deferred tax liabilities	(1,057,401)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,608,281
Non-controlling interests	(9,391)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	31,359

Total	¥2,630,249

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥190,598 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥8,707 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥943 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

11.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the reporting period by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥7,891,121	¥2,215,379	¥(5,686)	¥(5,686)
	Bought	1,015,246	823,267	468	468
Interest rate options	Sold	401,135	45,680	(131)	53
	Bought	1,318,622	616,439	3,516	1,540
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	74,912,366	8,479,625	(189)	(189)
	Bought	75,361,207	8,497,790	(172)	(172)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	461,422,309	363,901,050	5,956,934	5,956,934
	Receivable floating rate/ Payable fixed rate	457,690,070	359,944,279	(5,417,036)	(5,417,036)
	Receivable floating rate/ Payable floating rate	105,484,197	85,477,780	25,558	25,558
	Receivable fixed rate/ Payable fixed rate	1,130,871	1,063,450	14,413	14,413
Interest rate swaptions	Sold	22,963,538	16,397,995	(232,484)	(68,570)
	Bought	20,163,202	13,361,454	184,143	106,431
Other	Sold	3,898,056	3,316,715	(33,022)	(198)
	Bought	4,654,833	3,807,451	44,179	417

Total		—	—	¥540,490	¥613,962

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥7,560,328	¥2,763,883	¥(1,144)	¥(1,144)
	Bought	3,951,892	3,615,037	(2,041)	(2,041)
Interest rate options	Sold	975,714	—	(374)	(223)
	Bought	3,550,318	2,085,745	5,342	1,076
OTC transactions:
Forward rate agreements	Sold	64,240,778	2,817,258	392	392
	Bought	64,591,890	2,853,684	(519)	(519)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	451,802,141	354,177,400	5,007,160	5,007,160
	Receivable floating rate/ Payable fixed rate	451,884,375	350,697,807	(4,552,473)	(4,552,473)
	Receivable floating rate/ Payable floating rate	101,767,338	83,757,605	23,477	23,477
	Receivable fixed rate/ Payable fixed rate	1,086,352	1,020,187	14,131	14,131
Interest rate swaptions	Sold	25,475,962	17,531,209	(155,747)	(9,910)
	Bought	21,305,190	14,582,230	84,938	22,404
Other	Sold	4,505,724	3,885,129	(36,352)	(2,283)
	Bought	4,912,548	3,914,670	42,980	(124)

Total		—	—	¥429,768	¥499,919

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥60,158	¥453	¥468	¥468
	Bought	261,813	51,087	(477)	(477)
Currency options	Sold	—	—	—	—
	Bought	2,222	—	5	(2)
OTC transactions:
Currency swaps		61,251,096	47,114,495	125,034	125,034
Forward contracts on foreign exchange		130,683,832	8,808,484	126,132	126,132
Currency options	Sold	8,699,540	2,588,071	(67,217)	36,333
	Bought	7,912,996	2,220,993	36,202	(54,602)

Total		—	—	¥220,148	¥232,887

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥93,359	¥1,039	¥(731)	¥(731)
	Bought	233,023	57,941	1,869	1,869
OTC transactions:
Currency swaps		59,741,982	46,804,923	190,817	190,817
Forward contracts on foreign exchange		135,052,620	9,116,213	136,434	136,434
Currency options	Sold	7,080,746	2,304,224	(41,984)	43,945
	Bought	6,075,456	1,970,722	20,471	(54,140)

Total		—	—	¥306,877	¥318,194

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥702,055	¥20,821	¥(11,956)	¥(11,956)
	Bought	371,326	7,189	19,290	19,290
Stock index options	Sold	1,393,497	455,432	(108,044)	(14,654)
	Bought	1,008,108	308,165	79,941	29,748
OTC transactions:
OTC securities option transactions	Sold	380,546	172,171	(46,295)	(30,316)
	Bought	612,185	476,107	66,743	62,479
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	463,164	93,291	(1,688)	(1,688)
	Receivable interest rate/ Payable index volatility	1,861,638	258,166	5,767	5,767
Forward transactions in OTC securities indexes	Sold	1,598	—	232	232
	Bought	48,521	2,704	7,872	7,872

Total		—	—	¥11,862	¥66,774

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥816,167	¥22,388	¥(35)	¥(35)
	Bought	457,325	7,189	13,616	13,616
Stock index options	Sold	1,280,664	502,247	(102,787)	(9,401)
	Bought	748,602	295,804	75,341	27,142
OTC transactions:
OTC securities option transactions	Sold	466,424	257,705	(52,654)	(35,085)
	Bought	675,273	622,295	60,308	56,728
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	554,586	71,841	9,865	9,865
	Receivable interest rate/ Payable index volatility	1,325,453	239,474	(3,372)	(3,372)
Forward transactions in OTC securities indexes	Sold	557	—	4	4
	Bought	79,112	—	(1,681)	(1,681)

Total		—	—	¥(1,395)	¥57,780

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥553,416	¥—	¥1,307	¥1,307
	Bought	457,020	—	(445)	(445)
Bond futures options	Sold	560,349	—	(605)	389
	Bought	815,820	—	1,888	172
OTC transactions:
Bond OTC options	Sold	203,167	—	(490)	(71)
	Bought	203,167	—	598	126
Bond forward contracts	Sold	1,866,591	—	(8,816)	(8,816)
	Bought	1,077,086	—	4,044	4,044
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	26,800	26,800	4,295	4,295
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	328,981	328,981	1,333	1,333
	Receivable fixed rate/ Payable fixed rate	29,300	29,300	7,704	7,704
Total return swaps	Sold	—	—	—	—
	Bought	309,835	208,018	(11,169)	(11,169)

Total		—	—	¥(355)	¥(1,130)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥471,446	¥—	¥1,189	¥1,189
	Bought	279,576	—	(268)	(268)
Bond futures options	Sold	194,077	—	(522)	(331)
	Bought	226,513	—	707	111
OTC transactions:
Bond OTC options	Sold	238,033	—	(458)	80
	Bought	385,496	—	696	33
Bond forward contracts	Sold	2,022,330	—	(3,739)	(3,739)
	Bought	1,103,297	—	4,080	4,080
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	49,600	49,600	9,435	9,435
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	331,965	331,965	4,398	4,398
	Receivable fixed rate/ Payable fixed rate	59,300	59,300	16,820	16,820
Total return swaps	Sold	—	—	—	—
	Bought	302,494	247,246	(18,527)	(18,527)

Total		—	—	¥13,813	¥13,284

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥55,546	¥55,529	¥(26,891)	¥(26,891)
	Receivable interest rate/ Payable index volatility	55,546	55,529	26,891	26,891
Commodity options	Sold	324	137	(67)	(19)
	Bought	225	38	4	(27)

Total		—	—	¥(62)	¥(47)

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥60,159	¥60,159	¥(23,636)	¥(23,636)
	Receivable interest rate/ Payable index volatility	60,159	60,159	23,636	23,636
Commodity options	Sold	141	99	(57)	(54)
	Bought	41	—	5	2

Total		—	—	¥(52)	¥(51)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil, natural gas, and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥4,441,422	¥3,919,182	¥69,254	¥69,254
	Bought	5,242,763	4,693,253	(72,474)	(72,474)

Total		—	—	¥(3,220)	¥(3,220)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥4,105,189	¥3,548,744	¥74,793	¥74,793
	Bought	4,864,362	4,279,177	(77,699)	(77,699)

Total		—	—	¥(2,906)	¥(2,906)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥18,000	¥18,000	¥(288)	¥681
	Bought	18,674	18,000	961	(242)
Other	Sold	—	—	—	—
	Bought	5,228	3,290	—	—

Total		—	—	¥672	¥438

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2021
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥18,000	¥11,000	¥(367)	¥958
	Bought	18,319	11,000	684	(504)
Other	Sold	—	—	—	—
	Bought	5,285	5,285	—	—

Total		—	—	¥317	¥454

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

12.	Stock Options

Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
General and administrative expenses	¥4,521	¥5,863

13.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

(in millions of yen)
For the six months ended September 30, 2021
Fees and commissions	¥822,700
Fees and commissions on remittances and transfers	87,971
Fees and commissions on deposits	28,975
Fees and commissions on loans (*1)	116,410
Fees and commissions on trust-related services	46,795
Fees and commissions on security-related services	96,156
Fees and commissions on credit card business (*1)	136,434
Fees and commissions on administration and management services for investment funds and investment advisory services	127,462
Guarantee fees (*2)	53,646
Other fees and commissions (*1)	128,846
Trust fees	71,607

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to “(15)Revenue Recognition” under “IV. Accounting policies” under “1.Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements.”

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Digital Service Business Group, Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Digital Service Business Group:	Providing financial services mainly in non-face-to-face transactions to individual and corporate customers, and promoting MUFG-wide digital transformation

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG has reorganized its business groups (previously consisting of Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other) in light of changes in the business environment, including the digital shift in society, under the medium-term business plan that was commenced in the six months ended September 30, 2021 and changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the six months ended September 30, 2020 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2021, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2020 has been restated based on the new calculation method.

In addition, as described in “Changes in Presentation of Financial Information” above, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses. Accordingly, the business segment information for the six months ended September 30, 2020 has also been retroactively restated to reflect this change.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2020

	(in millions of yen)
	For the six months ended September 30, 2020
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥365,370	¥251,943	¥252,196	¥415,410	¥138,163	¥199,587	¥1,622,671	¥464,802	¥8,609	¥2,096,083
BK and TB combined	128,703	168,813	199,287	491	46,818	120,412	664,526	344,792	37,729	1,047,047
Net interest income	113,267	81,935	80,974	617	2,167	60,691	339,653	104,651	44,384	488,690
Net non-interest income	15,435	86,878	118,312	(125)	44,650	59,721	324,872	240,140	(6,655)	558,357
Other than BK and TB combined	236,667	83,130	52,908	414,918	91,345	79,175	958,145	120,010	(29,120)	1,049,035
Operating expenses	271,829	247,463	155,481	263,489	102,839	131,492	1,172,595	114,716	75,710	1,363,022

Operating profit (loss)	¥93,541	¥4,479	¥96,715	¥151,921	¥35,324	¥68,095	¥450,076	¥350,086	¥(67,101)	¥733,060

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the six months ended September 30, 2021

	(in millions of yen)
	For the six months ended September 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥364,540	¥287,487	¥264,723	¥376,815	¥176,077	¥231,463	¥1,701,108	¥280,813	¥31,541	¥2,013,463
BK and TB combined	133,180	181,547	205,781	872	52,735	155,761	729,879	192,089	72,680	994,649
Net interest income	110,036	82,059	96,047	872	4,121	73,121	366,258	127,721	88,355	582,335
Net non-interest income	23,144	99,487	109,734	—	48,614	82,640	363,620	64,368	(15,674)	412,313
Other than BK and TB combined	231,359	105,940	58,941	375,942	123,342	75,702	971,228	88,723	(41,138)	1,018,814
Operating expenses	276,278	247,801	156,313	267,241	118,335	139,149	1,205,119	118,177	56,104	1,379,401

Operating profit (loss)	¥88,262	¥39,686	¥108,409	¥109,573	¥57,742	¥92,313	¥495,988	¥162,636	¥(24,562)	¥634,061

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-month period

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Total operating profit of reporting segments	¥733,060	¥634,061
Operating profit of consolidated subsidiaries excluded from reporting segments	171	(144)
Provision for general allowance for credit losses	(78,662)	—
Credit related expenses	(210,658)	(73,096)
Gains on reversal of allowance for credit losses	—	43,749
Gains on reversal of reserve for contingent losses included in credit costs	—	5,444
Gains on loans written-off	30,894	41,760
Net gains on equity securities and other securities	24,281	126,065
Equity in earnings of equity method investees	153,190	218,377
Others	(62,023)	(10,210)

Ordinary profit in the consolidated statement of income	¥590,254	¥986,006

II.	Related information

For the six months ended September 30, 2020

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2020
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,671,666	¥576,074	¥195,114	¥626,462	¥69,937	¥3,139,256

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2020
Japan	United States	Others	Total
¥1,057,162	¥101,293	¥150,329	¥1,308,784

(3)	Information by major customer

None.

For the six months ended September 30, 2021

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2021
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,666,644	¥575,822	¥144,266	¥520,274	¥51,412	¥2,958,419

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2021
Japan	United States	Others	Total
¥1,030,031	¥91,665	¥148,739	¥1,270,436

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated among the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2020 and 2021 were ¥17,489 million and ¥21,484 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2020

	(in millions of yen)
	For the six months ended September 30, 2020
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥—	¥87	¥22	¥1,395	¥5,191	¥1,512	¥8,209	¥—	¥—	¥8,209
Unamortized balance at period end	—	1,138	454	34,608	194,386	42,299	272,886	—	—	272,886

For the six months ended September 30, 2021

	(in millions of yen)
	For the six months ended September 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥—	¥87	¥22	¥1,431	¥5,816	¥1,539	¥8,896	¥—	¥—	¥8,896
Unamortized balance at period end	—	963	409	32,631	204,284	40,123	278,413	—	—	278,413

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

None.

16.	Per Share Information

I.	Total equity per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	As of March 31, 2021	As of September 30, 2021
Total equity per common share	¥1,308.12	¥1,386.27

	(in millions of yen)
	As of March 31, 2021	As of September 30, 2021
Total equity	¥17,716,257	¥18,748,570
Deductions from total equity:
Non-controlling interests	913,684	948,680

Total deductions	913,684	948,680

Total equity attributable to common shares	¥16,802,572	¥17,799,889

	(in thousands)
	As of March 31, 2021	As of September 30, 2021
Number of common shares at period end used for the calculation of total equity per common share	12,844,802	12,840,110

II. Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2020	2021
Basic earnings per common share	¥31.21	¥60.86
Diluted earnings per common share	31.10	60.69

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Profits attributable to owners of parent	¥400,826	¥781,433
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥400,826	¥781,433

	(in millions of yen)
	For the six months ended September 30,
	2020	2021
Adjustments to profits attributable to owners of parent	¥(1,316)	¥(2,223)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,316)	(2,223)

	(in thousands)
	For the six months ended September 30,
	2020	2021
Average number of common shares during the periods	12,842,231	12,838,768
Increase in common shares	—	—

For the six months ended September 30,
	2020	2021
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 10 million units as of June 30, 2020	Stock options and others — 0 million units as of June 30, 2021

III.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2020 and 2021 was 29,460 thousand shares and 33,016 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2021 and September 30, 2021 was 27,002 thousand shares and 31,668 thousand shares, respectively.

17.	Subsequent Events

(Agreement for the Sale of MUFG Union Bank, and Transfer of Certain Businesses of MUFG Union Bank)

On September 21, 2021, MUFG Americas Holdings Corporation (“MUAH”), a subsidiary of MUFG whose financial statements as of and for the six-month period ended June 30, 2021 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with U.S. Bancorp (“USB”) to sell all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH.

The MUB businesses that will be transferred to USB through the planned transfer of the MUB shares (“Share Transfer”) exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. It was decided by a resolution of the Board of Directors of MUFG Bank, Ltd. (“MUFG Bank”) subsequent to the reporting period (ended September 30, 2021) that such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), will be transferred to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer for consideration to be paid in the form of cash.

I.	Business Divestiture

(1)	Outline of the business divestiture

(a)	Name of the acquiring entity

U.S. Bancorp

(b)	Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

(c)	Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(d)	Date of the business divestiture

Expected to be effective in the first half of calendar year 2022

(e)	Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

(2)	Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

II.	Transaction under Common Control

(1)	Overview and objectives of the business transfer

The GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are expected to be transferred from MUB to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2)	Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under Accounting Standard Board of Japan (“ASBJ”) Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019) and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(Repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 15, 2021, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel the repurchased shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

I.	Reasons for the repurchase and cancellation of own shares

MUFG seeks to enhance shareholder returns primarily through dividends, while pursuing an optimal balance between effective capital management and strategic investments for growth.

MUFG intends to agilely engage in repurchases of shares of its own stock as a means to return profits to shareholders and improve capital efficiency, taking into account its business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of its total issued shares (including treasury shares).

II.	Outline of the repurchase of own shares

(1)	Type of shares to be repurchased: Common shares of MUFG

(2)	Aggregate number of shares to be repurchased: Up to 300,000,000 shares (equivalent to 2.33% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate amount of repurchase price: Up to JPY 150,000,000,000

(4)	Repurchase period: From November 16, 2021 to March 31, 2022

(5)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

III.	Outline of the cancellation of own shares

(1)	Type of shares to be canceled: Common shares of MUFG

(2)	Number of shares to be canceled: 300,000,000 shares (equivalent to 2.20% of the total number of issued shares (including treasury shares) before the cancellation)

(3)	Scheduled cancellation date: November 30, 2021